SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
          TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)[1]

                  United Surgical Partners International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  913016 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2003
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


----------------------------
         [1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 913016 30 9                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                                Welsh, Carson,
     I.R.S. Identification                                   Anderson & Stowe
     No. of Above Person                                     VII, L.P.
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                               (a) [ X ]
     if a Member of a Group                                  (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                                    Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                            5)   Sole Voting        1,199,110 shares
Shares Beneficially                       Power              of Common Stock
Owned by Each
Reporting Person
With:
                                     -------------------------------------------
                                     6)   Shared Voting
                                          Power              -0-
                                     -------------------------------------------
                                     7)   Sole Disposi-      1,199,110 shares
                                          tive Power         of Common Stock
                                     -------------------------------------------
                                     8)   Shared Dis-
                                          positive Power     -0-
                                     -------------------------------------------
9)   Aggregate Amount Beneficially                           1,199,110 shares of
     Owned by Each Reporting Person                          Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (9)                                       4.4%
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                  PN

CUSIP No. 913016 30 9                                          Page 3 of 6 Pages

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1)   Name of Reporting Person                                WCAS Capital
     I.R.S. Identification                                   Partners III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                               (a) [ X ]
     if a Member of a Group                                  (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                                    Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                           5)     Sole Voting       143,000 shares
Shares Beneficially                        Power             of Common Stock
Owned by Each
Reporting Person
With:
                                    --------------------------------------------
                                    6)     Shared Voting
                                           Power             -0-
                                    --------------------------------------------
                                    7)     Sole Disposi-     143,000 shares
                                           tive Power        of Common Stock
                                    --------------------------------------------
                                    8)     Shared Dis-
                                           positive Power    -0-
                                    --------------------------------------------
9)   Aggregate Amount Beneficially                           143,000 shares of
     Owned by Each Reporting Person                          Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (9)                                       0.5%
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                  PN

CUSIP No. 913016 30 9                                          Page 4 of 6 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                                WCAS Healthcare
     I.R.S. Identification                                   Partners, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                               (a) [ X ]
     if a Member of a Group                                  (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                                    Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                        5)     Sole Voting
Shares Beneficially                     Power                -0-
Owned by Each
Reporting Person
With:
                                 -----------------------------------------------
                                 6)     Shared Voting
                                        Power                -0-
                                 -----------------------------------------------
                                 7)     Sole Disposi-
                                        tive Power           -0-
                                 -----------------------------------------------
                                 8)     Shared Dis-
                                        positive Power       -0-
                                 -----------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                          -0-
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (9)                                       -0-
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                  PN

CUSIP No. 913016 30 9                                          Page 5 of 6 Pages


                Amendment No. 2 to Schedule 13G (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 22, 2002 and Amendment No. 1 thereto filed on January 22, 2003 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 -          Ownership.

                  (a) Amount Beneficially Owned:

                  WCAS VII: 1,199,110 shares of Common Stock
                  WCAS CP III: 143,000 shares of Common Stock
                  WCAS HP: no shares of Common Stock

                  (b) Percent of Class:

                  WCAS VII: 4.4%
                  WCAS CP III:  0.5%
                  WCAS HP: -0-

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  WCAS VII: 1,199,110 shares of Common Stock
                  WCAS CP III: 143,000 shares of Common Stock
                  WCAS HP: no shares of Common Stock

                  (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  WCAS VII: 1,199,110 shares of Common Stock
                  WCAS CP III: 143,000 shares of Common Stock
                  WCAS HP: no shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -          Ownership of Five Percent or Less of a Class.

                  This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 913016 30 9                                          Page 6 of 6 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                            By:  WCAS VII Partners, L.P., General Partner


                            By /s/ Jonathan M. Rather
                               --------------------------------
                                   General Partner

                            WCAS CAPITAL PARTNERS III, L.P.
                            By:  WCAS CP III Associates, L.L.C., General Partner


                            By /s/ Jonathan M. Rather
                               --------------------------------
                                   Managing Member


                            WCAS HEALTHCARE PARTNERS, L.P.
                            By:  WCAS HP Partners, General Partner


                            By /s/ Jonathan M. Rather
                               ---------------------------------
                                   Attorney-in-Fact


Date: January 20, 2004